Room 4561
Via fax 01181352209905

January 3, 2008

Noriaki Yamaguchi
Representative Director & CFO
Konami Corporation
4-1, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-6330
Japan

Re: Konami Corporation
Form 20-F for the Fiscal Year Ended March 31, 2007
Filed August 2, 2007
File no. 1-31452

Dear Mr. Yamaguchi:

    We have reviewed your response letter dated December 17, 2007 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Unless otherwise noted where prior comments are referred to they refer to our letter dated November 16, 2007. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended March 31, 2007

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-14

1.   Please refer to comment 7 in our letter dated September 19, 2007. In your response to this comment, you state that revenue is recognized based on the fixed

price per unit for each game accessed, as tracked on the system reports from your servers in which the game content is housed. Clarify whether this revenue recognition policy applies to console games with online capability (e.g. Xbox 360) and explain what you mean by a "fixed price per unit for each game accessed." If this does not apply to console games with online capability, tell us the types of games this applies to (e.g. games downloaded and played over the Internet only through a computer) and whether the fee charged includes a one-time payment for a perpetual license to the game; a hosted game in which the customer is charged each time the game is played; or access to the game for a specified time (e.g. monthly, annually, etc.). In your response, provide us an example of each type of online game offered and the revenue recognition policy for each.

2.   We note in your response to our prior comment 4 that you do not have an ongoing service obligation to your customers for the use of your servers as it relates to the hosting of online gaming. However, we note on your website that for certain of your console game titles (e.g. Bomberman Act:Zero, Rumble Roses XX, etc.), you market the online capability of such games to your customers. Clarify whether your console games that include online capability are being hosted on your internal servers and if so, why you believe that you do not have an ongoing service obligation to your customers for the use of your servers when you market the online capability of your games to your customers.

3.   We also note in your response to our prior comment 4 that you do not charge separate fees for the online capability of your games. For your console games, clarify whether you account for the sale of each game with online capability as a multiple element arrangement (e.g. the software product and the online hosting service) and whether the fee for each game sold is allocated to each element and recognized as revenue separately. If you do not account for these sales as multiple element arrangements, tell us why you believe that such arrangements do not include multiple elements that should be recognized separately. Please advise.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Patrick Gilmore, Senior Staff Accountant at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief